Exhibit 99.1

EKSPORT

FINANS

NORWAY

PRESS RELEASE

August 22, 2013

Eksportfinans first half-year 2013: Good liquidity and solid capital base

Net interest income was NOK 379 million in the first half-year of 2013, compared to NOK 709 million in the first half-year of 2012. The reduction was due to the lower level of interest generating assets combined with a more normalized market for USD/NOK basis swaps.

Comprehensive income according to IFRS in the first half-year of 2013 was negative NOK 2,532 million, compared to negative NOK 8,030 million in the first half-year of 2012. In the first six months of 2013 the market prices on Eksportfinans’ own debt continued to rise, resulting in a reduction of previously unrealized gains and a corresponding unrealized loss in the income statement.

Profit excluding unrealized gains and losses and losses hedged by the Portfolio Hedge Agreement amounted to NOK 216 million for the first half-year of 2013, compared to NOK 489 million in the first half-year of 2012.

Total assets amounted to NOK 116 billion at June 30, 2013, compared to NOK 157 billion at December 31, 2012. The reduction was in line with expectations and due to the limitations on new lending business since November 18, 2011 as well as repayments on the current loan and debt portfolios.

At June 30, 2013, the core capital adequacy ratio was 30.7 percent, compared to 25.0 percent at December 31, 2012. At the end of the first half-year of 2013, the company had liquidity reserves totaling NOK 23.6 billion.

Eksportfinans’ first half-year report 2013 is available on www.eksportfinans.no.

A conference call is scheduled for Thursday August 22, 2013 at 10am NY / 3pm London / 4pm CEST dial-in options:

Please join by calling:

Local - Japan: +81(0)3 6743 9536

Local - Norway: +47 2100 6917

Local - Singapore: +65 6622 1941

Local - Switzerland: +41(0)44 580 7215

Local - UK: +44(0)20 3427 1918

Local - USA: +1 646 254 3367

Participant pass code: 5806157

Please dial-in to the call 5 minutes early as dialer registration will be required. The call will be recorded and a replay made available.

EKSPORT

FINANS

NORWAY

For further information, please contact:

President and CEO Gisèle Marchand,

tel: +47 22 01 23 70 / +47 415 17 489,

e-mail: gma@eksportfinans.no

EVP Director of Staff / Communications Elise Lindbæk,

tel: +47 22 01 22 64 / +47 905 18 250,

e-mail: el@eksportfinans.no

EVP Chief Financial Officer Geir Ove Olsen,

tel: +47 22 01 23 05 / +47 900 92 326,

e-mail: goo@eksportfinans.no

Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade and Industry on behalf of the Norwegian government. Entering 2013 total assets amounted to almost NOK 160 billion. The company is staffed by highly skilled individuals, around 55 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo.

For more information about Eksportfinans, please refer to www.eksportfinans.no

Forward-looking statements

Some of the information we are giving constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-f filed with the US Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.